SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*


                                   Ecolab Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278865100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William A. Groll, Esq.
                      Cleary Gottlieb Steen & Hamilton LLP
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 September 21, 2005
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 278865100


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henkel KGaA

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                      (b)  |_|

    3


    4     SOURCE OF FUNDS*

          WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany

                              7       SOLE VOTING POWER

                                      43,359,224

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY
     EACH REPORTING                   29,333,328
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      43,359,224

                              10      SHARED DISPOSITIVE POWER

                                      29,333,328

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,629,552

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4

   14     TYPE OF REPORTING PERSON*

          CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 278865100


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henkel Corporation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                      (b)  |_|

    3


    4     SOURCE OF FUNDS*

          AF, WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                              7       SOLE VOTING POWER

                                      0

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY
     EACH REPORTING                   29,333,328
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER

                                      0

                              10      SHARED DISPOSITIVE POWER

                                      29,333,328

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,333,328

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.5%

   14     TYPE OF REPORTING PERSON*

          CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 13 (this "Amendment") amends and supplements the Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA" and, together with its affiliates, "The Henkel Group") and HC Investments, Inc., with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.           Identity and Background.
                  -----------------------

                  The Schedule 13D is now no longer filed by Henkel Chemie Verwaltungsgesellschaft mbH ("Chemie"). As described in this Amendment, effective September 21, 2005, Chemie transferred back to KGaA the 43,359,224 shares of Common Stock it previously held and no longer holds any interest in the Common Stock.

                  The names, addresses, occupations and citizenship of the executive officers and members of the board of directors, or equivalent body, of each of KGaA and Henkel Corporation are set forth in Schedule I hereto. None of KGaA, Henkel Corporation or, to the best of their knowledge, Henkel of America, Inc. or any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction.
                  ----------------------

                  As noted above, effective September 21, 2005, Chemie transferred all 43,359,224 shares of Common Stock it previously held to KGaA. The transfer was effected for internal organizational purposes of the The Henkel Group. There is no change to the plans or intentions of KGaA and its respective subsidiaries with respect to Ecolab, and no other change occurred in the relationship of any member of The Henkel Group with Ecolab.

                  In August 2005, Jochen Krautter retired from the Ecolab Board. In accordance with the Amended Stockholder's Agreement, Kasper Rorsted, Executive Vice President for Human Resources, Logistics, Information Technologies and Infrastructure Services of KGaA, was appointed to the Ecolab Board. Currently, Ulrich Lehner, Stefan Hamelmann and Mr. Rorsted serve as members of the Ecolab Board pursuant to the Amended Stockholder's Agreement.

                  KGaA intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, KGaA's overall relationship with Ecolab, and other general market and investment conditions, KGaA may determine either to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Amended Stockholder's Agreement and applicable law.
                  Except as set forth herein, KGaA and Henkel Corporation have no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a)-(b) At the date hereof, in the aggregate, the 72,692,552 shares of Common Stock owned by KGaA and Henkel Corporation represent approximately 28.4% of the 255,748,469 shares of Common Stock reported by Ecolab in its Quarterly Report on Form 10-Q to be outstanding as of July 31, 2005.

                  Of that total, Henkel Corporation directly beneficially owns 29,333,328 shares of Common Stock (approximately 11.5% of such total). Henkel Corporation and, by virtue of its indirect control of Henkel Corporation, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Amended Stockholder's Agreement).

                  KGaA directly beneficially owns the remaining 43,359,224 shares of Common Stock (approximately 16.9% of such total). KGaA has the sole power to vote and to dispose of these shares of Common Stock (subject to the provisions of the Amended Stockholder's Agreement).

                  (c) Except for the transfer of Common Stock by Chemie to KGaA as described herein, no transactions in shares of Common Stock were effected during the past 60 days by Chemie, Henkel Corporation or KGaA, or, to the best of their knowledge, by Henkel of America, Inc. or any of the other persons listed on Schedule I.

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:  September 23, 2005
                                       Henkel KGaA



                                       By:  /s/ Thomas Gerd Kuhn
                                            --------------------
                                           Thomas Gerd Kuhn
                                           Associate General Counsel



                                       By:  /s/ Joachim Jackle
                                            ------------------
                                           Dr. Joachim Jackle
                                           VP Corporate Finance


                                       Henkel Corporation



                                       By:  /s John E. Knudson
                                            ------------------
                                            John E. Knudson
                                            President, Chief Financial Officer

                                  Exhibit Index

Exhibit 1   Stock Purchase Agreement by and among HC Investments, Inc., Henkel    (i)
            KGaA and Ecolab Inc. dated as of December 11, 1989

Exhibit 2   Amendment No. 1 to Stock Purchase Agreement by and among HC           (i)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
            December 11, 1989

Exhibit 3   Confidentiality Agreement between Henkel KGaA and Ecolab Inc.         (i)
            dated November 13, 1989

Exhibit 4   Press Release issued by Ecolab Inc. and Henkel KGaA on December       (i)
            11, 1989

Exhibit 5   Amendment No. 2 to Stock Purchase Agreement by and among HC          (ii)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of
            September 11, 1990

Exhibit 6   Umbrella Agreement by and between Henkel KGaA and Ecolab Inc.        (ii)
            dated as of September 11, 1990

Exhibit 7   Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc.   (ii)
            dated as of September 11, 1990

Exhibit 8   Stockholder's Agreement between Henkel KGaA and Ecolab Inc. dated    (ii)
            as of September 11, 1990

Exhibit 9   Amendment No. 3 to Stock Purchase Agreement by and among HC          (iii)
            Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March
            8, 1991

Exhibit 10  First Amendment to the Umbrella Agreement by and between Henkel      (iii)
            KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11  First Amendment to the Joint Venture Agreement by and between        (iii)
            Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 12  First Amendment to the Stockholder's Agreement between Henkel KGaA   (iii)
            and Ecolab Inc. dated as of March 8, 1991

Exhibit 13  Amended and Restated Umbrella Agreement by and between Henkel KGaA   (iv)
            and Ecolab Inc. dated as of June 26, 1991

Exhibit 14  Amended and Restated Joint Venture Agreement by and between Henkel   (iv)
            KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 15  Amended and Restated Stockholder's Agreement between Henkel KGaA     (iv)
            and Ecolab Inc. dated as of June 26, 1991

Exhibit 16  Press Release issued by Ecolab Inc. and Henkel KGaA on July 11,      (iv)
            1991

Exhibit 17  Amendment No. 1 to Amended and Restated Stockholder's Agreement       (v)
            between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18  Master Agreement, dated as of December 7, 2000, between Ecolab        (v)
            Inc. and Henkel KGaA

Exhibit 19  Form of Amended Stockholder's Agreement                               (v)

Exhibit 20  Purchases of Common Stock from December 14, 2000 through October     (vi)
            5, 2001

Exhibit 21  Purchases of Common Stock from October 9, 2001 through November      (vii)
            23, 2001

Exhibit 22  Agreement to be Bound by Chemie dated as of December 31, 2002       (viii)

Exhibit 23  Agreement to be Bound by Henkel Corporation dated as of December     (ix)
            15, 2004

(i)    Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.

(ii) Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

(iii) Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

(iv) Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

(v) Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.

(vi) Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.

(vii) Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.

(viii) Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on January 8, 2003.

(ix) Previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D on February 1, 2005.

                                                                      Schedule I

                  Officers and Directors of Henkel Corporation
                  --------------------------------------------


The following table sets forth the name, business address, position with Henkel Corporation and present principal occupation of each director and executive officer of Henkel Corporation. Except as set out below, each individual listed below is a citizen of the United States.

                                    Position with Henkel Corporation and Present
Name and Address                          Principal Occupation or Employment
----------------                          ----------------------------------
Dr. Jochen Krautter                       Chairman of the Board of Henkel
Henkelstrasse 67                          Corporation; Executive Vice President-
40191 Dusseldorf                          Technologies of KGaA
Germany
Citizen of Germany

Mr. Julian Colquitt                       Director of Henkel Corporation;
Henkel Corporation                        President, TI of Henkel Corporation
1001 Trout Brook Crossing
Rocky Hill, CT 06067

Mr. John Kahl                             Director of Henkel Corporation;
Henkel Consumer Adhesives, Inc.           President, Henkel Consumer Adhesives
32150 Just Imagine Drive                  of Henkel Corporation
Avon, Ohio 44011-1355

Mr. John E. Knudson                       Director, President, Chief Financial
Henkel Corporation                        Officer of Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Gerald E. Kohlsmith                   Director of Henkel Corporation;
Henkel Corporation                        President, TT of Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Alois Linder                          Director of Henkel Corporation;
Henkelstrasse 67                           Executive Vice President-Consumer
40191 Dusseldorf                          and Craftsmen Adhesives of KGaA
Germany
Citizen of Austria

Mr. Raymond C. Alfisi                     Vice President, Information Technology
Henkel Corporation                        of Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Daniel J. Corcoran                    Assistant Treasurer of Henkel
Henkel Corporation                        Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Peter G. Dowling                      President, TO Americas of Henkel
Henkel Corporation                        Corporation
1001 Trout Brook Crossing
Rocky Hill, CT 06067

Ms. Christel Emerson                      Trademark Counsel,  Assistant General
Henkel Corporation                        Counsel and Assistant Secretary of
The Triad, Suite 200                      Henkel Corporation
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Brian Friend                          Assistant Secretary of Henkel
Henkel Corporation                        Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA 19406

Mr. Gregory Gaglione                      Associate General Counsel and
Henkel Corporation                        Assistant Secretary of Henkel
The Triad, Suite 200                      Corporation
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Stephen D. Harper                     Assistant General Counsel, Chief
Henkel Corporation                        Patent  Counsel and Assistant
The Triad, Suite 200                      Secretary of  Henkel Corporation
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Klaus Kirchmayr                       Vice President-Corporate Purchasing
Henkel Corporation                        Americas of Henkel Corporation
1345 Gasket Drive
Elgin, Illinois 60120

Mr. Jeffrey C. Piccolomini                Senior Vice President, Finance of
Henkel Corporation                        Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Kenneth R. Pina                       Senior Vice President, Chief Legal
Henkel Corporation                        Officer and Secretary of Henkel
The Triad, Suite 200                      Corporation
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. John P. Preysner, Jr.                 Associate General Counsel and
Henkel Corporation                        Assistant Secretary of Henkel
1001 Trout Brook Crossing                 Corporation
Rocky Hill, CT 06067

Mr. William B. Read                       Senior Vice President, Human Resources
Henkel Corporation                        of Henkel Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. James E. Ripka                        Vice President, Treasurer of Henkel
Henkel Corporation                        Corporation
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Patrick Trippel                       President, TTE of Henkel Corporation
Henkel Corporation
15350 Barrance Parkway
Irvine, CA 92618

                      Officers and Directors of Henkel KGaA
                      -------------------------------------

                  The following table sets forth the name, business address, and position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. Linder who is a citizen of the Republic of Austria, Mr. Van Bylen, who is a citizen of Belgium, and Mr. Vuursteen, who is a citizen of The Netherlands.


Name and Address                      Present Principal Occupation or Employment
----------------                      ------------------------------------------

Supervisory Board:
-----------------
Mr. Albrecht Woeste                   Owner of R. Woeste GmbH & Co. KG and
Henkelstrasse 67                      Chairman of the Supervisory Board and
40191 Dusseldorf                      Chairman of the Shareholders' Committee
Germany                               of KGaA

Mr. Winfried Zander                   Vice Chairman of the Supervisory Board and
Henkelstrasse 67                      Chairman of the Works Council of KGaA
40191 Dusseldorf
Germany

Dr. Friderike Bagel                   Attorney at Law/Tax Advisor
Henkelstrasse 67
40191 Dusseldorf
Germany

Mr. Engelbert Bassler                 Member of the Works Council of KGaA
Bungerstrasse 18
40597 Dusseldorf
Germany

Mr. Hans Dietrichs                    Chairman of the Works Council of Henkel
Ziegeleistrasse 56                    Genthin GmbH
39307 Genthin
Germany

Mr. Benedikt-Joachim Freiherr
von Herman                            Forester
Henkelstrasse 67
40191 Dusseldorf
Germany

Mr. Bernd Hinz                        Vice Chairman of the Works Council of KGaA
Rheinstrasse 48
51371 Leverkusen
Germany

Name and Address                      Present Principal Occupation or Employment
----------------                      ------------------------------------------

Supervisory Board:    (continued)
-----------------

Prof. Dr. Dr. h.c. Heribert Meffert   Professor at the University of Munster and
Potstiege 56                          Former Director of the Institute for
48161 Munster                         Marketing; Chairman of the Executive
Germany                               Board of the Bertelsmann Foundation

Mrs.Andrea Pichottka                  Head of Organization/Marketing Department
Konigsworther Platz 6                 of IG Bergbau, Chemie, Energie (German
30167 Hannover                        Mining, Chemicals and Energy Trade Union)
Germany

Prof. Dr. Dr. h.c. Heinz Riesenhuber  Former Federal Minister for Research and
Bundesforschungsminister a.D.         Technology
Deutscher Bundestag
Platz der Republik 1
11011 Berlin
Germany

Mr. Heinrich Thorbecke                Private Investor
Henkelstrasse 67
40191 Dusseldorf
Germany

Mr. Michael Vassiliadis               Member of the Executive Committee of IG
Konigsworther Platz 6                 Bergbau, Chemie, Energie (German Mining,
30167 Hannover                        Chemicals and Energy Trade Union)
Germany

Mr. Bernhard Walter                   Former Chairman of the Board of Managing
60301 Frankfurt                       Directors of Dresdner Bank AG
Germany

Mr. Werner Wenning                    Chairman of the Executive Board of Bayer
51368 Leverkusen                      AG
Germany

Dr. Anneliese Wilsch-Irrgang          Chairman of the Management Personnel
Flotowstrasse 2a                      Representatives of KGaA
40593 Dusseldorf
Germany

Name and Address                      Present Principal Occupation or Employment
----------------                      ------------------------------------------

Supervisory Board:    (continued)
-----------------

Mr. Rolf Zimmermann                   Member of the Works Council of KGaA
Halbuschstrasse 122
40591 Dusseldorf
Germany

Management Board:
----------------

Prof. Dr. Ulrich Lehner               Chairman of the Management Board of KGaA
Henkelstrasse 67
40191 Dusseldorf
Germany

Dr. Jochen Krautter                   Executive Vice President-Technologies of
Henkelstrasse 67                      KGaA
40191 Dusseldorf
Germany

Mr. Alois Linder                      Executive Vice President-Consumer and
Henkelstrasse 67                       Craftsmen Adhesives of KGaA
40191 Dusseldorf
Germany

Mr. Kasper Rorsted                    Executive Vice President-Human Resources,
Henkelstrasse 67                      Logistics, Information Technologies and
40191 Dusseldorf                      Infrastructure Services of KGaA
Germany

Dr. Friedrich Stara                   Executive Vice President-Laundry & Home
Henkelstrasse 67                      Care of KGaA
40191 Dusseldorf
Germany

Dr. Lothar Steinebach                 Executive Vice President and Chief
Henkelstrasse 67                      Financial Officer of KGaA
40191 Dusseldorf
Germany

Mr. Hans Van Bylen                    Executive Vice President- Cosmetics/
Henkelstrasse 67                      Toiletries of KGaA
40191 Dusseldorf
Germany

Name and Address                      Present Principal Occupation or Employment
----------------                      ------------------------------------------

Shareholders' Committee:
-----------------------

Mr. Albrecht Woeste                   Owner of R. Woeste GmbH & Co. KG and
Henkelstrasse 67                      Chairman of the Supervisory Board and
40191 Dusseldorf                      Chairman of the Shareholders' Committee
Germany                               of KGaA

Mr. Stefan Hamelmann                  Vice Chairman of the Shareholders'
Henkelstrasse 67                      Committee of KGaA; Private Investor
40191 Dusseldorf
Germany

Christoph Henkel                      Vice Chairman of the Shareholders'
Henkelstrasse 67                      Committee of KGaA; Independent
40191 Dusseldorf                      Entrepreneur and Business Executive
Germany

Dr. Paul Achleitner                   Member of the Board of Allianz AG
Konigsstrasse 28
80802 Munchen
Germany

Dr. Simone Bagel-Trah                 Private Investor
Henkelstrasse 67
40191 Dusseldorf
Germany

Dr. h.c. Ulrich Hartmann              Chairman of the Supervisory Board of
E.ON-Platz 1                          E.ON AG
40479 Dusseldorf
Germany

Mr. Burkhard Schmidt                  Managing Director of Jahr
Stubbenhuk 7                          Vermogensverwaltung GmbH & Co. KG
20459 Hamburg
Germany

Mr. Konstantin von Unger              Founding Partner, Blue Corporate Finance
Henkelstrasse 67
40191 Dusseldorf
Germany

Name and Address                      Present Principal Occupation or Employment
----------------                      ------------------------------------------

Shareholders' Committee:   (continued)
-----------------------

Mr. Karel Vuursteen                   Former Chairman of the Board of Management
Dijsselhofplantsoen 10                of Heineken Holding N.V.
NL-1077 BL Amsterdam
The Netherlands

Dr. Hans-Dietrich Winkhaus            Former President and Chief Executive
Henkelstrasse 67                      Officer of KGaA
40191 Dusseldorf
Germany